Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, to file a joint statement on Schedule 13D (including amendments thereto) pertaining to their beneficial ownership of shares of Common Stock of China TransInfo Technology Corp.

This agreement may be terminated for any reason by any party hereto immediately upon the personal delivery or facsimile transmission of notice to that effect to the other parties hereto.

Date: August 30, 2011

Karmen Investment Holdings Limited	East Action Investment Holdings Ltd.

By: /s/ Shudong Xia	By: /s/ Shudong Xia
Shudong Xia	Shudong Xia
Director	Director

/s/ Shudong Xia
Shudong Xia